UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lear Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	13-3386776 (I.R.S. employer identification number)

21557 Telegraph Road Southfield, Michigan (Address of principal executive offices)	48033 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which
to be so registered	each class is to be registered
N/A	N/A
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Warrants to purchase Common Stock, par value $0.01 per share, of Lear Corporation

Item 1.	Description of Registrant’s Securities to be Registered.
General
     This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended, Warrants to purchase Common Stock, par value $0.01 per share (“Common Stock”), (the “Warrants”) of Lear Corporation, a Delaware corporation (“Lear”), upon the effective date (the “Effective Date”) of the First Amended Joint Plan of Reorganization of Lear and certain of its United States and Canadian subsidiaries (as amended, supplemented or otherwise modified, the “Plan”), filed in the bankruptcy proceedings under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On November 5, 2009, the Bankruptcy Court entered an order confirming the Plan.
     On the Effective Date and pursuant to the terms of the Plan, Lear will issue Warrants to purchase up to an aggregate of 8,157,250 shares of Common Stock.
Warrants
     The following description of the Warrants, including certain provisions of the Warrant Agreement (the “Warrant Agreement”), is a summary of, and is qualified in its entirety by, the Warrant Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.
     In accordance with the Plan, on or prior to the Effective Date, Lear will enter into the Warrant Agreement which provides for the issuance of the Warrants on the Effective Date. The Warrants will expire at 5:00 p.m. New York City Time, on the fifth anniversary of the Effective Date (the “Expiration Date”).
     Exercise. Each Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $0.01 per share (the “Exercise Price”), subject to adjustment. The Warrants are exercisable for an aggregate of up to 8,157,250 shares of Common Stock, subject to adjustment. Holders of the Warrants may exercise the Warrants (i) commencing on the business day following a period of 30 consecutive trading days during which the closing price of the Common Stock for at least 20 of the trading days within such period is equal to or greater than $39.63 (the “Trigger Price”) and (ii) prior to the Expiration Date. Holders that elect to exercise the Warrants must do so by providing written notice of such election to Lear and the Warrant Agent prior to the Expiration Date, in a form prescribed in the Warrant Agreement, and paying the applicable exercise price for all Warrants being exercised, together with all applicable taxes and governmental charges.
     No Rights as Stockholders. Prior to the exercise of the Warrants, no holder of Warrants (solely in its capacity as a holder of Warrants) is entitled to any rights as a stockholder of Lear, including, without limitation, the right to vote, receive notice of any meeting of stockholders or receive dividends, allotments or other distributions.

     Adjustments. The number of shares of Common Stock for which a Warrant is exercisable, the Exercise Price and the Trigger Price will be subject to adjustment from time to time upon the occurrence of certain events, including an increase in the number of outstanding shares of Common Stock by means of a dividend consisting of shares of Common Stock, a subdivision of Lear’s outstanding shares of Common Stock into a larger number of shares of Common Stock or a combination of Lear’s outstanding shares of Common Stock into a smaller number of shares of Common Stock. In the event Lear pays an extraordinary dividend to the holders of Common Stock, the Trigger Price will be decreased dollar-for-dollar by the amount of cash and/or the fair market value of any securities or other assets paid or distributed on each share of Common Stock in respect of such extraordinary dividend. In addition, upon the occurrence of certain events constituting a reorganization, recapitalization, reclassification, consolidation, merger or similar event, each holder of a Warrant will have the right to receive, upon exercise of a Warrant (if then exercisable), an amount of securities, cash or other property receivable by a holder of the number of shares of Common Stock for which a Warrant is exercisable immediately prior to such event. Following the consummation of any such event, all of the Warrants will be deemed to be no longer outstanding and not transferable on Lear’s books or the books of the surviving corporation, and will represent solely the right to receive the consideration payable upon the exercise of the Warrant, without interest.
Warrant Agent
     Mellon Investor Services LLC will serve as warrant agent for the Warrants.

Item 2.	Exhibits.

Exhibit
Number	Description
4.1	Form of Warrant Agreement between Lear and Mellon Investor Services LLC, as the warrant agent (including the Global Warrant Certificate set forth in Exhibit A thereto)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LEAR CORPORATION
Date: November 6, 2009	By:	/s/ Matthew J. Simoncini
		Name:	Matthew J. Simoncini
		Title:	Senior Vice President and Chief Financial Officer

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